

Mail Stop 7010

February 22, 2008

Waste Industries USA, Inc.
Attention: D. Stephen Grissom, Chief Financial Officer
3301 Benson Drive, Suite 601
Raleigh, NC 27609

> **Re:** **Waste Industries USA, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 24, 2008**
> **File No. 000-31050**
>
> **Schedule 13E-3**
> **Filed January 24, 2008 by the Filing Persons**
> **File No. 005-78051**

Dear Mr. Grissom:

We have limited our review of your filing to those issues we have addressed on our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

1. Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Please advise us why you believe that Macquarie, Goldman Sachs, and their respective affiliates involved in the transaction are not affiliates engaged in the going private transaction. In addition, please advise us

why you believe that each of members of the Investor Group and each of the trusts identified in footnote 1 on page 82 of the proxy statement are not affiliates engaged in the going private transaction.

and Each filing person must comply individually with the filing, dissemination, disclosure signature requirements of Schedule 13E-3. Therefore, you will need to include all of the information required by Schedule 13E-3 and its instructions for all filing persons, including those added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which he relied in reaching such a conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of Waste Industries, and this fact should be reflected in the disclosure. In addition, be sure that each new filer signs the Schedule 13E-3.

Item 3. Identity and Background of Filing Persons, page 2

2.   Please revise the "Business Address" column heading on page 2 to indicate that the business telephone number of reach Filing Person is also provided.

3.   Please indicate on page 3 the jurisdiction under whose laws the Lonnie C. Poole, Jr. Grantor Trust is organized.

Item 4. Terms of the Transaction, page 3

4.   Please revise the information in section (b) on page 4 to identify by name the officers who will be exchanging shares. In addition, please quantify the amount of shares eligible for such exchange and the percentage control of acquiror such shares represent. Please tell us what consideration you have given to whether the offer of parent or Midco shares to additional officers will be registered under the Securities Act.

Item 13. Financial Statements, page 7

5.   Please add a statement that you are incorporating by reference the financial statements contained in the noted reports, per Instruction 3 to Item 13 of Schedule 13E-3.

Proxy Statement

Summary of the Merger, page 1

6.   In the first full paragraph on page 1, please delete the phrase "may not contain all of the information that may be important in your consideration of the proposed merger," and ensure that you describe the most material terms of the proposed transaction, as required by Item 1001 of Regulation M-A.

The Parties, page 1

7.   The second bullet on page 1 is dense and consequently difficult to read. Please reorganize your disclosure to improve the readability of the bulleted information, utilizing plain English principles, such as sub-bullets. Consider including a chart to illustrate the relationships between the parties. In addition, please introduce MIP and Goldman Sachs in this bullet.

Continued Investment by the Poole/Perry Investors, page 2

8.   In the third bullet on page 2, please briefly address the status of the remaining 39% of the equity held by the Poole/Perry Investors, including the sale of a portion of this equity to MIP and Goldman Sachs and the consideration to paid in connection therewith.

Recommendations, page 3

9.   In the first sub-bullet on page 3, please replace the term "significant premium" with an appropriate quantitative measure.

Questions and Answers about the Merger and the Special Meeting, page 6

10.   The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the *beginning of the proxy statement, immediately* following the Summary section. Refer to Rule 13e-3(e)(1)(ii). Please relocate this section and the "cautionary statement regarding forward-looking information" section so that they appear after the Special Factors section.

Q: What Am I Being Asked to Vote On?, page 6

11.   Please tell us why you believe that "substantially all" of the registrant's equity—as opposed to all of it—will be owned by the Investor Group.

Q: What Will a Waste Industries Shareholder Receive When the Merger Occurs?, page 7

12. The Poole/Perry Investors will receive $38 per share for those shares that they sell to MIP and Goldman Sachs. They will also receive the same consideration for outstanding options and deferred stock units. Accordingly, please revise the second sentence in this question and answer set to avoid any inference that the Poole/Perry Investors are not receiving consideration for securities that they sell or surrender.

Proposal One: Approval of the Merger Agreement, page 10

Special Factors, page 10

Background of the Merger, page 10

13. Regarding the BofA materials discussed in the third full paragraph on page 10, please provide the disclosure required by Item 1015 of Regulation M-A. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. File any written materials, such as any board books, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines. This includes the original and revised materials presented by BofA.

14. Please identify the strategic planning committee's independent counsel referenced in the last full paragraph on page 10.

15. Please describe the circumstances that precipitated the board presentations by Professor Walker on August 9, 2006 and BofA on November 14, 2006. In addition, please provide the disclosure required by Item 1015 of Regulation M-A with regard to the presentation. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. File any written materials, such as any board books, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines.

16. Please add a detailed discussion of what consideration the directors who met in executive sessions following the presentation at the March 20, 2007 board meeting referenced in the sixth full paragraph on page 11 gave to the following points:

- The BofA strategic plan "to stay the course;"

- The recommendation of the strategic planning committee to adopt the BofA strategic plan;

- The unwillingness of Mr. Poole to entertain third-party offers;

- The performance of Waste Industries' business and stock price, as well as then current market conditions for both;

- The formation of a special committee;

- The ability of Mr. Poole to execute his duties as chairman in view of the positions he had articulated in his capacity as a shareholder in regard to his desire to acquire Waste Industries and block all acquisitions by third-party buyers;

- The possibility that a third-party buyer might not negatively impact Waste Industries, its stakeholders and the communities in which Waste Industries operates and could preserve the identity of the company and maintain Waste Industries' headquarters and jobs in North Carolina.

17. Please add a detailed discussion of what steps the board or independent directors took in "determining the feasibility and advisability of a potential going private transaction involving Waste Industries and its senior management," as described in the carry-over paragraph on the top of page 12, during the preliminary due diligence process that occurred during the spring and summer of 2007.

18. Please add a discussion as to why the special committee and the board believed that it was the appropriate time for Waste Industries to be sold and, in particular, to be sold to the Investor Group in a going private transaction. In this regard, please discuss the special committee's view of the earlier BofA recommendation, as adopted by the strategic planning company, to "stay the course" and why this recommendation was apparently rejected. Please also discuss any alternatives to the going private transaction that were considered and rejected by the special committee.

19. Regarding the offer contained in the June 30, 2007 letter from a potential strategic buyer described in the last paragraph on page 12, please indicate the date when, and the means by which, the board responded to the offer. In addition, please add a detailed discussion of what consideration the board gave during its meeting on July 5, 2007 (or contemporaneously therewith) to the following points:

- Whether the board should consult with BofA, which it had previously retained as its financial advisor, or another financial advisor to enable the board to evaluate the offer;

- Whether the board should postpone making a decision about the offer and gather more information about the offer and the buyer;

- Whether at that time the board still believed it was in the mode of "exploring all alternatives that could enhance shareholder value," as it concluded at the end of its executive session on March 20, 2007.

20. Please describe why the special committee selected Soles Brower Smith & Co. to serve as its financial advisor along with JPMorgan and, in the fourth full paragraph on page 13, please add the date when the special committee retained Soles Brower Smith & Co. and the date on which Soles Brower Smith & Co. withdrew from its representation of the special committee.

21. In the first full paragraph on page 14, please indicate when during October 2007 Jim W. Perry, Lonnie C. (Ven) Poole, III and Scott J. Poole decided to join the Investor Group and when their involvement in the proposed transaction was communicated to the special committee. In addition, please indicate what consideration the board or the special committee gave to the ability of Messrs. Perry and Poole, III to execute their duties as executive officers in view of them joining the Investor Group.

22. In the sixth full paragraph on page 14, as well as the carry-over paragraph at the end of page 14, please identify by name the senior management personnel with whom JPMorgan met during October and November 2007.

23. In the seventh full paragraph on page 14, please add the following information:

- The date or dates on which JPMorgan initially received expressions of interest from the referenced third-parties;

- The date or dates of any subsequent discussions between the third-parties and JPMorgan or the special committee or its representatives;

- The nature and frequency of the communications between the special committee and JPMorgan regarding the expressions of interest; and

- The circumstances surrounding the discontinuance of discussions with the third-parties.

24. Please update your disclosure in the third full paragraph on page 17 regarding the class action complaint.

25. We note that the special committee as well as the board considered the opinion of JPMorgan in determining the fairness of the transaction. If one party relied on the analysis of another, such as the financial advisor or special committee, to fulfill its Item 1014 of Regulation M-A disclosure obligation, the relying party must expressly adopt the

conclusion and analyses of the party that performed the Item 1014(b) analysis. Refer to Item 1014(b) of Regulation M-A and Question 20 of Securities Exchange Act Release No. 17719 (April 13, 1981).

26.   Please expand your disclosure in the fourth factor on page 18 to explain why the special committee believed $38 per share was the highest price that could be negotiated with the Investor Group.

27.   In the discussion on page 19 of the factors viewed by the special committee as being generally negative or unfavorable, please indicate whether the special committee considered the access to confidential information about Waste Industries that the Poole/Perry Investors had through their management positions. For example, in the discussion of the preliminary 2008 budget on page 33, it appears that Messrs. Poole and Perry were aware of and had access to this information before the special committee.

28.   On page 19, in the second factor viewed by the special committee as being generally negative or unfavorable, please clarify, if true, that the special committee did not direct its financial advisors to seek or solicit competing bids or to explore alternative transactions.

29.   We note that the special committee believes that procedural safeguards were present to ensure the fairness of the merger. Please clarify whether the special committee believed that the merger is procedurally fair to unaffiliated shareholders. Your discussion should address why the merger is procedurally fair despite the lack of a majority of minority voting provision. We understand that the committee was willing to compromise this provision at a per share price of $38, and that share price is relevant to fairness from a financial point of view, but it is unclear why the share price is relevant to procedural fairness.

The Board of Directors, page 21

30.   We note that the Board determined that the merger is fair to the unaffiliated shareholders, in part, based on the determination and recommendation of the special committee and factors considered by the special committee that are described in the proxy statement. It appears to the staff that the special committee's determination and JPMorgan's fairness opinion apply to "common shareholders of Waste Industries (other than an Investor Group Party)." Expand your disclosure to explain why the board believed that determinations with respect to "common shareholders of Waste Industries (other than in Investor Group Party)" support its fairness determination with respect to unaffiliated holders. To the extent the Board relied on the special committee's analysis, please revise your disclosure to state that the board adopted this analysis. This comment also applies to fairness disclosure of the other filing persons.

31.   Generally, all of the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going-private transaction. Please revise to discuss each factor in reasonable detail. To the extent any of the listed factors was not deemed relevant in the context of this transaction this in itself may be an important part of the decision-making process that should be explained for stockholders. For instance, we are unable to locate reference to going concern value. Refer to the Q&A in SEC Release No. 34-17719 (April 13, 1981).

32.   Please revise your disclosure in this section to separately address procedural and substantive fairness. Please note that we may have additional comment on the underlying disclosure of the factors discussed when appropriate revisions are made. Ensure that the discussion of procedural fairness addresses Items 1014(c)-(e) of Regulation M-A. For instance, given that the majority vote of unaffiliated shareholders is not required for approval, please discuss in reasonable detail the basis of the board's belief that the merger is fair to unaffiliated shareholders despite the lack of this procedural safeguard. Refer to Q&A 21 of Release No. 34-17719 for additional guidance.

Selected Transaction Multiples Analysis, page 25

33.   Please explain how JPMorgan determined to apply a range of 8.0x to 10.0x Transaction Value/LTM EBITDA, and how this range compares to the multiples implied by the selected transactions. Please also disclose more specifically the characteristics of these transactions that make them more comparable to the current transactions than the others that were considered but excluded. For example, what is the size and date range of the transactions that JPMorgan used versus those that it excluded? How were the transaction terms different? How many transactions were considered but excluded from this analysis?

Fees Payable to and Prior Transaction with JPMorgan, page 26

34.   Please disclose the amount of fees received or to be received by JPMorgan for services rendered to members or affiliates of the Investor Group during the last two years. It is not sufficient to refer to fees only as "customary".

Position of Investor Group . . . , page 27

35.   Please clarify what is meant by the statement that the investor group did not undertake "a formal evaluation of the merger." Absent a formal evaluation, please clarify what steps each filing person took in order to satisfy its Item 1014(a) of Regulation M-A disclosure obligation.

36.   Generally, all of the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going-private transaction. Please revise to discuss each factor in reasonable detail. To the extent any of the listed factors was not deemed relevant in the context of this transaction this in itself may be an

important part of the decision-making process that should be explained for stockholders. For instance, we are unable to locate reference to going concern value. Please note that that your statement liquidation value was not considered because liquidation was not an option is insufficient to satisfy your disclosure obligation. Refer to the Q&A 20 in SEC Release No. 34-17719 (April 13, 1981).

37.	Please expand your disclosure regarding both substantive and procedural fairness to explain why the Investor Group believes that transaction is substantively and procedurally fair to unaffiliated shareholders given that Mr. Poole's unwillingness to entertain offers from third party acquirers effectively precluded the company from conducting any auction or market test which may have yielded a higher price for unaffiliated shareholders.

38.	Please explain why the Investor Group believes the transaction is procedurally fair to unaffiliated shareholders given that there is no majority of minority voting provision. These persons intend to adopt the analyses of the committee, the board and JPMorgan, this must be explicitly stated.

39.	We note that the Investor Group states approval and recommendation of the special committee and board and the opinion of JPMorgan as support for its position that the transaction is fair to unaffiliated shareholders. If these persons intend to adopt the analyses of the committee, the board and JPMorgan, this must be explicitly stated.

Presentation to the Special Committee by the Investor Group's Financial Advisors, page 30

40.	Please remove the first sentence under this subheading, as it suggests that the company or the filing persons may not have liability under the federal securities laws for the disclosure that follows.

Effects of the Merger, page 38

Primary Benefits and Detriments of the Merger, page 38

41.	In the first bullet of the paragraph on page 39 describing the primary benefits of the merger to shareholders of Waste Industries that will not have a continuing interest in the Surviving Corporation, please replace the words "substantial premium" with an appropriate quantitative measure.

42.	Please add to the paragraph on page 39 describing the primary benefits of the merger to the Investor Group a bullet stating that the Poole/Perry Investors will be able to liquidate a portion of their equity holdings in Waste Industries for cash in connection with their sales of shares to MIP and Goldman Sachs.

Effects of the Merger on Waste Industries Net Book Value and Net Income, page 40

43.   Please revise this disclosure to address the disclosure required by Instruction 3 to Item
        1013 of Regulation M-A for each filing person individually.

Interests of Certain Persons in the Merger, page 40

44.   Please add the aggregate cash proceeds to be received by each of the members of the
        Poole/Perry Investors who will sell shares to MIP and Goldman Sachs, including shares
        acquired through options exercises and vested deferred stock units.

Material United States Federal Income Tax Considerations, page 43

45.   Please expand your disclosure to address the tax consequences to each filing person.
        Refer to Item 1013(d) of Regulation M-A.

Financing of the Merger, page 46

46.   If there are no alternative financing plans or arrangements for the merger, please state
        that there are none.

Conditions Precedent to the Debt Commitment, page 48

47.   Please describe the material conditions to the debt financing and plans for repaying it.

General

48.   Please add the information required by Item 1(c) of Schedule 14A.

        Please respond to these comments by filing an amendment to your filing and providing
the supplemental information requested. Please provide us with a supplemental response that
addresses each of our comments and notes the location of any corresponding revisions made in
your filing. Please also note the location of any material changes made for reasons other than
responding to our comments. Please file your supplemental response on EDGAR as a
correspondence file. We may raise additional comments after we review your responses and
amendment.

        To expedite our review, you may wish to provide complete packages to each of the
persons named below. Each package should include a copy of your response letter and any
supplemental information, as well as the amended filing, marked to indicate any changes.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all information investors
require. Since the Filing Persons and its management are in possession of all facts relating to the

disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Filing Persons acknowledging that:

- each of the Filing Persons is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Filing Persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dieter King at (202) 551-3338, Michael Pressman, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3345 or me at (202) 551-3760 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Alexander M. Donaldson, Esq. (Via Facsimile 919-781-4865)